



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228

OPERATIONAL UPDATE

FOR THE NINE MONTHS AND QUARTER ENDED 31 MARCH 2018

HARMONY CONFIDENT THAT IT WILL DELIVER ON FY18 GUIDANCE

Johannesburg. Wednesday 2 May 2018. Harmony Gold Mining Company Limited ("Harmony" or "the company") is pleased to provide an operational update for the nine months and quarter ended 31 March 2018.

Chief Executive Officer, Peter Steenkamp, commented that: "We are on track to meet annual production guidance of 1.18 Moz. Harmony's performance in the fourth quarter of FY18 will be boosted with the inclusion of Moab Khotsong and higher production at Hidden Valley where production is ramping up."

Regrettably three fatalities were recorded in two separate incidents during the quarter. We will continue to make every effort to ensure safe working areas and that our employees are safe. Operational excellence during the March 2018 quarter was key in supporting steady production and underground grade performance and achieving good cost control.

Moab Khotsong became part of the Harmony asset portfolio on 1 March 2018, producing 764kg (24 563oz) of gold attributable to the March 2018 month. The integration of Harmony's information technology systems, management and operating processes at the operation is progressing well. The operating results for Moab Khotsong and the Harmony group's all-in sustaining cost (AISC) will be provided in the full year FY18 results to be released in August 2018.

FY18 PRODUCTION GUIDANCE UPDATE

Group gold production is updated to 1.18 million ounces (from 1.1 million ounces) following the inclusion of the Moab Khotsong operation from 1 March 2018. Annual AISC cost guidance is unchanged at R520 000/kg.

Production and grade guidance for Moab Khotsong for the four months ending 30 June 2018 is 2 500kg (80 000oz) and 8.00g/t respectively.

OPERATIONAL RESULTS – NINE MONTHS ENDED MARCH 2018 COMPARED TO NINE MONTHS ENDED MARCH 2017

Note: Discussion below excludes the operational results of Moab Khotsong.

Group production was steady at 25 401 kg (816 663oz) (up by 1%), underground grade 3% higher at 5.19g/t and cash operating costs well contained at R433 502/kg (5% increase in US Dollar terms to US$1 043/oz) when compared to the comparative nine months ended 31 March 2017.

The average gold price received including the Rand/gold hedge was R574 451/kg (US$ 1 383/oz).

For translation purposes the average Rand/US$ exchange rate strengthened by 6%.

OPERATIONAL RESULTS – Q3FY18 TO Q3FY17

Note: Discussion below excludes the operational results of Moab Khotsong.

Seasonally, the March quarter performance is influenced by a slower production start-up after the December holiday period. In addition, the Easter holiday period fell within the March 2018 quarter.

The average gold price received including the Rand/gold hedge was R559 538/kg (US$ 1 456/oz).

Group production and underground grade remained flat at 7 983 kg (256 660oz), and 5.02g/t respectively. Cash operating costs increased by 5% to R467 090/kg (16% increase in US Dollar terms to US$1 215/oz) when compared to the comparative quarter ended 31 March 2017.

For translation purposes the average Rand/US$ exchange rate strengthened by 10%.

OPERATING RESULTS SUMMARY (EXCLUDING MOAB KHOTSONG)

		Nine months ended Mar-18	Nine months ended Mar-17	Variance %	Quarter ended Mar-18	Quarter ended Mar-17	Variance %
Gold produced[1]	kg	**25 401**	25 262	1	**7 983**	8 035	(1)
	oz	**816 663**	812 192	1	**256 660**	258 330	(1)
Underground grade	g/t	**5.19**	5.03	3	**5.02**	5.03	–
Gold price received	R/kg	**574 451**	573 229	–	**559 538**	546 772	2
	US$/oz	**1 383**	1 299	6	**1 456**	1 287	13
Cash operating costs	R/kg	**433 502**	439 669	1	**467 090**	443 317	(5)
	US$/oz	**1 043**	996	(5)	**1 215**	1 043	(16)
Total costs and capital[2]	R/kg	**511 975**	507 822	(1)	**554 027**	515 186	(8)
	US$/oz	**1 234**	1 150	(7)	**1 442**	1 213	(19)
Exchange rate	R/US$	**12.92**	13.73	(6)	**11.95**	13.22	(10)

[1] Includes capitalized production for Hidden Valley for the nine months ended Mar-18: 1 254kgs (40 328oz), Mar-17: 249kgs (8 016oz)) for the quarter ended Mar-18: 857kgs (27 550oz), Mar-17: 168kgs (5 398oz)

[2] Excludes capitalised gold production as per note 1 as well as investment capital of for the nine months ended Mar-18: R1,298m (US$99,1m) (Mar-17: R600m (US$44,2m)) for Hidden Valley. For the quarter ended Mar-18: R198m (US$16,6m) (Mar-17: R294m (US$22,3m))

The operational update report has not been reviewed or audited by the company's external auditors. Detailed financial and operational results are provided on a six-monthly basis for the period ended December and June.

Operating results – Year on Year (Rand/Metric) (excludes Moab Khotsong) (Unaudited)

| | | Nine months ended | | Underground production | | | | | |
			Tshepong operations	Bambanani	Joel[#]	Doornkop	Target 1	Kusasalethu	Masimong
Ore milled	– t'000	Mar-18	1 288	179	347	516	511	483	483
		Mar-17	1 269	175	392	473	557	468	478
Yield	– g/tonne	Mar-18	5.54	12.02	3.64	4.84	4.04	6.61	4.21
		Mar-17	5.20	11.86	4.61	4.21	3.33	6.90	3.91
Gold produced	– kg	Mar-18	7 133	2 152	1 262	2 495	2 063	3 195	2 034
		Mar-17	6 600	2 076	1 809	1 993	1 857	3 231	1 870
Gold sold	– kg	Mar-18	7 066	2 132	1 300	2 482	2 067	3 133	2 017
		Mar-17	6 591	2 072	1 806	2 015	1 845	3 250	1 871
Gold price received	– R/kg	Mar-18	576 149	575 661	574 590	574 081	576 434	576 150	575 884
		Mar-17	576 706	576 395	576 656	575 593	571 289	576 039	573 910
Revenue	(R'000)	Mar-18	4 071 072	1 227 310	746 967	1 424 870	1 191 489	1 805 079	1 161 559
		Mar-17	3 801 067	1 194 290	1 041 440	1 159 820	1 054 029	1 872 126	1 073 785
Cash operating cost	(R'000)	Mar-18	2 868 705	669 798	675 206	1 039 499	991 186	1 559 565	865 939
		Mar-17	2 755 992	660 221	703 406	911 813	1 002 729	1 519 958	834 860
Inventory movement	(R'000)	Mar-18	(32 747)	(13 680)	20 325	(908)	2 900	(30 683)	(7 360)
		Mar-17	(5 260)	(3 269)	(7 101)	7 200	(4 006)	15 833	(3 074)
Operating costs	(R'000)	Mar-18	2 835 958	656 118	695 531	1 038 591	994 086	1 528 882	858 579
		Mar-17	2 750 732	656 952	696 305	919 013	998 723	1 535 791	831 786
Production profit	(R'000)	Mar-18	1 235 114	571 192	51 436	386 279	197 403	276 197	302 980
		Mar-17	1 050 335	537 338	345 135	240 807	55 306	336 335	241 999
Capital expenditure	(R'000)	Mar-18	732 723	47 440	185 867	195 210	230 955	216 154	92 796
		Mar-17	515 922	60 583	179 917	175 735	211 043	201 629	80 905
Cash operating costs	– R/kg	Mar-18	402 174	311 244	535 029	416 633	480 459	488 127	425 732
		Mar-17	417 575	318 026	388 837	457 508	539 973	470 430	446 449
Cash operating costs	– R/tonne	Mar-18	2 227	3 742	1 946	2 015	1 940	3 229	1 793
		Mar-17	2 172	3 773	1 794	1 928	1 800	3 248	1 747
Cash operating cost and capital[2]	– R/kg	Mar-18	504 897	333 289	682 308	494 873	592 410	555 781	471 354
		Mar-17	495 745	347 208	488 294	545 684	653 620	532 834	489 714
Operating free cash flow margin[3]	%	Mar-18	12	42	(15)	13	(3)	2	17
		Mar-17	14	40	15	6	(15)	8	15

[1]Ore milled for Hidden Valley includes 1 254 000 tonnes (Mar-17: 311 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Production for Hidden Valley includes gold produced (1 254kgs, Mar-17: 249kgs) and sold (1 182kgs, Mar-17: 249kgs) that has been capitalised.

[2]Excludes capitalised gold production as per note 1 as well as investment capital of R1,298m (Mar-17:R600m) for Hidden Valley.

[3]Excludes run of mine costs for Kalgold (Mar-18:R-5,554m, Mar-17:R-0,503m) and Hidden Valley (Mar-18:R10,016m, Mar-17:R170,108m) as well as Hidden Valley's investment capital as per note 2.

[#]**Unisel:** As reported in the December 2017 interim period, mining of the Leader Reef was stopped to accelerate mining of the higher grade pillar areas. The operation was successfully restructured during the March 2018 quarter and the majority of employees transferred to other operations with vacancies. An improved performance is expected from Unisel during the June 2018 quarter.

[#]**Joel:** The Joel decline major project is nearing completion and development in the footwall areas has commenced. Development is expected to continue for 12 to 18 months whereafter grades are expected to increase to reserve grade.

[#]**Hidden Valley:** Production at Hidden Valley is ramping up well and the operation is set to achieve annual production guidance of 90 000oz.

	Unisel#	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]#	Total Harmony
South Africa				Surface production						
	309	**4 116**	**4 526**	**2 839**	**1 653**	**1 150**	**10 168**	**14 284**	**1 491**	**15 775**
	300	4 112	5 054	–	2 075	1 127	8 256	12 368	2 101	14 469
	3.28	**5.19**	**0.121**	**0.129**	**0.424**	**0.80**	**0.25**	**1.67**	**1.12**	**1.66**
	4.20	5.03	0.137	–	0.360	0.79	0.28	1.86	1.11	1.77
	1 013	**21 347**	**548**	**367**	**701**	**919**	**2 535**	**23 882**	**1 519**	**25 401**
	1 260	20 696	693	–	748	894	2 335	23 031	2 231	25 262
	1 004	**21 201**	**544**	**369**	**702**	**900**	**2 515**	**23 716**	**1 485**	**25 201**
	1 255	20 705	679	–	752	861	2 292	22 997	2 165	25 162
	575 180	**575 719**	**538 994**	**577 035**	**572 809**	**576 544**	**567 452**	**574 843**	**543 805**	**574 451**
	578 146	575 809	555 776	–	574 688	577 468	570 130	575 243	549 052	573 229
	577 481	**12 205 827**	**293 213**	**212 926**	**402 112**	**518 890**	**1 427 141**	**13 632 968**	**164 773**	**13 797 741**
	725 573	11 922 130	377 372	–	432 165	497 200	1 306 737	13 228 867	1 051 983	14 280 850
	624 806	**9 294 704**	**242 472**	**141 410**	**279 230**	**405 781**	**1 068 893**	**10 363 597**	**104 184**	**10 467 781**
	630 674	9 019 653	275 917	–	330 133	441 982	1 048 032	10 067 685	929 763	10 997 448
	(4 646)	**(66 799)**	**(3 345)**	**2 120**	**122**	**(9 591)**	**(10 694)**	**(77 493)**	**37 694**	**(39 799)**
	(988)	(665)	(3 595)	–	5 691	(11 888)	(9 792)	(10 457)	18 265	7 808
	620 160	**9 227 905**	**239 127**	**143 530**	**279 352**	**396 190**	**1 058 199**	**10 286 104**	**141 878**	**10 427 982**
	629 686	9 018 988	272 322	–	335 824	430 094	1 038 240	10 057 228	948 028	11 005 256
	(42 679)	**2 977 922**	**54 086**	**69 396**	**122 760**	**122 700**	**368 942**	**3 346 864**	**22 895**	**3 369 759**
	95 887	2 903 142	105 050	–	96 341	67 106	268 497	3 171 639	103 955	3 275 594
	73 601	**1 774 746**	**2 590**	**16 430**	**–**	**92 984**	**112 004**	**1 886 750**	**1 306 250**	**3 193 000**
	54 412	1 480 146	4 689	115 134	4 194	43 530	167 547	1 647 693	656 709	2 304 402
	616 788	**435 410**	**442 467**	**385 313**	**398 331**	**441 546**	**421 654**	**433 950**	**393 147**	**433 502**
	500 535	435 816	398 149	–	441 354	494 387	448 836	437 136	469 103	439 669
	2 022	**2 258**	**54**	**50**	**169**	**353**	**105**	**726**	**440**	**721**
	2 102	2 193	55	–	159	392	127	814	519	777
	689 444	**518 548**	**447 193**	**430 082**	**398 331**	**542 726**	**465 837**	**512 953**	**423 804**	**511 975**
	543 719	507 335	404 915	–	446 961	543 078	520 591	508 679	497 866	507 822
	(21)	**9**	**16**	**26**	**31**	**3**	**17**	**10**	**38**	**12**
	6	12	26	–	23	2	7	11	22	13

Operating results – Year on Year (US$/Imperial) (excludes Moab Khotsong) (Unaudited)

		Nine months ended	Tshepong operations	Bambanani	Joel[#]	Underground production Doornkop	Target 1	Kusasalethu	Masimong	
Ore milled	– t'000	Mar-18	1 421	197	383	569	563	532	533	
		Mar-17	1 399	192	432	521	615	517	527	
Yield	– oz/t	Mar-18	0.161	0.351	0.106	0.141	0.118	0.193	0.123	
		Mar-17	0.152	0.348	0.135	0.123	0.097	0.201	0.114	
Gold produced	– oz	Mar-18	229 333	69 189	40 574	80 216	66 327	102 721	65 395	
		Mar-17	212 195	66 745	58 161	64 077	59 703	103 879	60 122	
Gold sold	– oz	Mar-18	227 176	68 546	41 796	79 797	66 455	100 729	64 849	
		Mar-17	211 904	66 616	58 064	64 784	59 318	104 490	60 154	
Gold price received	– $/oz	Mar-18	1 387	1 386	1 383	1 382	1 388	1 387	1 386	
		Mar-17	1 306	1 306	1 306	1 304	1 294	1 305	1 300	
Revenue	($'000)	Mar-18	315 128	95 002	57 820	110 294	92 229	139 725	89 912	
		Mar-17	276 850	86 986	75 853	84 475	76 770	136 356	78 209	
Cash operating cost	($'000)	Mar-18	222 057	51 847	52 265	80 464	76 724	120 721	67 029	
		Mar-17	200 732	48 087	51 232	66 412	73 034	110 706	60 807	
Inventory movement	($'000)	Mar-18	(2 535)	(1 059)	1 573	(70)	224	(2 375)	(570)	
		Mar-17	(383)	(238)	(517)	524	(292)	1 153	(224)	
Operating costs	($'000)	Mar-18	219 522	50 788	53 838	80 394	76 948	118 346	66 459	
		Mar-17	200 349	47 849	50 715	66 936	72 742	111 859	60 583	
Production profit	($'000)	Mar-18	95 606	44 214	3 982	29 900	15 281	21 379	23 453	
		Mar-17	76 501	39 137	25 138	17 539	4 028	24 497	17 626	
Capital expenditure	($'000)	Mar-18	56 718	3 672	14 387	15 111	17 877	16 732	7 183	
		Mar-17	37 577	4 413	13 104	12 800	15 371	14 686	5 893	
Cash operating costs	– $/oz	Mar-18	968	749	1 288	1 003	1 157	1 175	1 025	
		Mar-17	946	720	881	1 036	1 223	1 066	1 011	
Cash operating costs	– $/t	Mar-18	156	263	136	141	136	227	126	
		Mar-17	143	250	119	127	119	214	115	
Cash operating cost and capital[2]	– $/oz	Mar-18	1 216	802	1 643	1 191	1 426	1 338	1 135	
		Mar-17	1 123	787	1 106	1 236	1 481	1 207	1 109	
Operating free cash flow margin[3]	%	Mar-18	12	42	(15)	13	(3)	2	17	
		Mar-17	14	40	15	6	(15)	8	15	

[1] Ore milled for Hidden Valley includes 1 383 000 tons (Mar-17: 343 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Production for Hidden Valley includes gold produced (40 328oz, Mar-17: 8 016oz) and sold (38 002oz, Mar-17: 8 016oz) that has been capitalised.

[2] Excludes capitalised gold production as per note 1 as well as investment capital of US$99,1m (Mar-17:US$44,2m) for Hidden Valley.

[3] Excludes run of mine costs for Kalgold (Mar-18:US$-0,43m, Mar-17:US$-0,037m) and Hidden Valley (Mar-18:US$0,775m, Mar-17: US$12,39m) as well as Hidden Valley's investment capital as per note 2.

[#] **Unisel:** As reported in the December 2017 interim period, mining of the Leader Reef was stopped to accelerate mining of the higher grade pillar areas. The operation was successfully restructured during the March 2018 quarter and the majority of employees transferred to other operations with vacancies. An improved performance is expected from Unisel during the June 2018 quarter.

[#] **Joel:** The Joel decline major project is nearing completion and development in the footwall areas have commenced. Development is expected to continue for 12 to 18 months whereafter grades are expected to increase to reserve grade.

[#] **Hidden Valley:** Production at Hidden Valley is ramping up well and the operation is set to achieve annual production guidance of 90 000oz.

	Unisel#	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]#	Total Harmony
South Africa										
				Surface production						
341		**4 539**	**4 991**	**3 130**	**1 823**	**1 268**	**11 212**	**15 751**	**1 645**	**17 396**
332		4 535	5 573	–	2 288	1 242	9 103	13 638	2 317	15 955
0.096		**0.151**	**0.004**	**0.004**	**0.012**	**0.023**	**0.007**	**0.049**	**0.032**	**0.048**
0.122		0.147	0.004	–	0.011	0.023	0.008	0.054	0.032	0.052
32 568		**686 323**	**17 619**	**11 799**	**22 538**	**29 547**	**81 503**	**767 826**	**48 837**	**816 663**
40 510		665 392	22 281	–	24 048	28 743	75 072	740 464	71 728	812 192
32 280		**681 628**	**17 490**	**11 864**	**22 570**	**28 935**	**80 859**	**762 487**	**47 744**	**810 231**
40 350		665 680	21 830	–	24 177	27 682	73 689	739 369	69 606	808 975
1 385		**1 386**	**1 298**	**1 389**	**1 379**	**1 388**	**1 366**	**1 384**	**1 309**	**1 383**
1 310		1 304	1 259	–	1 302	1 308	1 292	1 303	1 244	1 299
44 701		**944 811**	**22 697**	**16 482**	**31 126**	**40 165**	**110 470**	**1 055 281**	**12 755**	**1 068 036**
52 847		868 346	27 486	–	31 477	36 213	95 176	963 522	76 621	1 040 143
48 364		**719 471**	**18 769**	**10 946**	**21 614**	**31 410**	**82 739**	**802 210**	**8 065**	**810 275**
45 935		656 945	20 096	–	24 045	32 192	76 333	733 278	67 719	800 997
(360)		**(5 172)**	**(259)**	**164**	**9**	**(742)**	**(828)**	**(6 000)**	**2 918**	**(3 082)**
(72)		(49)	(262)	–	415	(866)	(713)	(762)	1 330	568
48 004		**714 299**	**18 510**	**11 110**	**21 623**	**30 668**	**81 911**	**796 210**	**10 983**	**807 193**
45 863		656 896	19 834	–	24 460	31 326	75 620	732 516	69 049	801 565
(3 303)		**230 512**	**4 187**	**5 372**	**9 503**	**9 497**	**28 559**	**259 071**	**1 772**	**260 843**
6 984		211 450	7 652	–	7 017	4 887	19 556	231 006	7 572	238 578
5 697		**137 377**	**200**	**1 272**	**–**	**7 198**	**8 670**	**146 047**	**101 112**	**247 159**
3 963		107 807	342	8 386	305	3 170	12 203	120 010	47 831	167 841
1 485		**1 048**	**1 065**	**928**	**959**	**1 063**	**1 015**	**1 045**	**948**	**1 043**
1 134		987	902	–	1 000	1 120	1 017	990	1 063	996
142		**159**	**4**	**3**	**12**	**25**	**7**	**51**	**31**	**51**
138		145	4	–	11	26	8	54	34	51
1 660		**1 248**	**1 077**	**1 036**	**959**	**1 307**	**1 122**	**1 235**	**1 184**	**1 234**
1 232		1 149	917	–	1 013	1 230	1 179	1 152	1 119	1 150
(21)		**9**	**16**	**26**	**31**	**3**	**17**	**10**	**38**	**12**
6		12	26	–	23	2	7	11	22	13

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* (chairman)
FFT De Buck*^ (lead independent director)
JM Motloba*^ (deputy chairman)
PW Steenkamp (chief executive officer)
F Abbott (financial director)
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, M Msimang*^, KT Nondumo*^
VP Pillay*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
* Non-executive
** Executive
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 2094
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 11 713 0800
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
*ADR: American Depositary Receipt

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2017 is available on our website (www.harmony.co.za/investors)

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production

and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

ELDRÉ
DTP SERVICES